

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Ms. Joy Lambert Phillips
General Counsel
Hancock Holding Company
One Hancock Plaza, 2510 14th Street
Gulfport, Mississippi 39501

Re: Hancock Holding Company
Amendment No. 1 to Registration Statement on Form S-4
Filed March 3, 2011
File No. 333-171882
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed February 28, 2011
File No. 000-13089
Whitney Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-01026

Dear Ms. Phillips:

We have reviewed the above referenced filings and your response dated March 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-4

General

1.   We note that Whitney's 2010 compensation information will be included in its definitive proxy statement with respect to its Annual Meeting of Shareholders and will be incorporated by reference into its Form 10-K. Please note that we may have comments on this disclosure once it has been filed.

Prospectus cover page

2.   Revise to disclose the maximum number of shares to be issued.

Selected Consolidated Historical Financial Data of Hancock, page 9

3.   Please remove reference to the historical financial statements presented as "unaudited" herein and also on page 10 in your next amendment.

The Merger

Background of the Merger, page 33

4.   We note your response to comments 14 and 36 of our letter dated February 22, 2011 and revisions made to your Form S-4/A and Whitney's 2010 Form 10-K. Based upon your disclosures on page 33 of your Form S-4/A, it is not apparent whether Whitney has fulfilled its commitments to regulators as noted in your response to comment 36. Please amend your Form S-4/A to reconcile this inconsistency by including the information provided in response to comment 36.

5.   Revise the final paragraph on page 39 to further describe the cultural and social issues identified.

Whitney's Reasons for the Merger…, page 40

6.   We note your response to our prior comment 40 of our letter dated February 22, 2011. Please revise your disclosure to state that the board considered as a negative factor the possibility of litigation in connection with the merger.

Change in Control Agreements, page 62

7.   Please confirm that you have filed the executive agreements for the last six people listed in the table on page 63.

8.   Please provide more information with respect to the perquisites represented in the far right column in the table on page 63.

Exhibits 8.1 and 8.2

9.   You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion. We note your disclosure on page 83 that Hancock and Whitney will deliver tax opinions to each other dated of the closing date of the merger. Please file forms of these opinions in your next amendment and please confirm that you will file the final opinions as exhibits to the prospectus in a post-effective amendment.

Hancock Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 13

10.   We note your response to our prior comment 22 of our letter dated February 22, 2011 and request that you please include a draft of your proposed disclosure to be made in future filings.

Item 3. Legal Proceedings, page 22

11.   Please confirm that in management's opinion, the pending litigation as a result of Hancock's People's First acquisition does not qualify as a material pending legal proceeding, and please more clearly state your determination in future filings.

12.   Please tell us why you have not disclosed the pending class action lawsuit to which Hancock is a party, captioned *Realistic Partners v. Whitney Holding Corporation, et al.,* as disclosed in the Form S-4/A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Loan Portfolio, page 37

13.   Please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to provide more disaggregation of your loan portfolio than what is currently included in your tables. Specifically, please revise to address the following:

- Revise tables 7-10 and 12-13 to present disaggregated loan type disclosure in a consistent and comparable manner; and

- Disclose your covered loan portfolio disaggregated by loan type similar to the loan types currently disclosed for your legacy loan portfolios.

Please also provide us with your proposed disclosures as of December 31, 2010.

Table 11. Non-performing Assets, page 40

14.   As a related matter, please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your loans accounted for on a non-accrual basis (both covered and legacy loans) and your restructured loans disaggregated by loan type. Please also reconcile your current disclosure to that table in Note 4 on page 83.

15.   Please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to appropriately label the second ratio as Allowance for loan losses to non-performing <u>assets</u> and accruing loans 90 days past due. Please also consider presenting a similar ratio excluding loans that are covered by an FDIC loss share receivable and therefore presumably do not have a material allowance for loan loss attributed to them. Please provide us with your proposed disclosure revisions as of December 31, 2010.

Risk Management, page 46

Allowance for Loan and Lease Losses, page 47

16.   We note your disclosure that beginning in 2011 you changed the scope of the individual impairment analysis for all commercial, commercial real estate and substandard mortgage loans from loan balances of $100 thousand or greater to $250 thousand or greater. Please tell us and revise your future filings to disclose the following:

- The reasons for this change in the current period;
- The amount of and types of loans greater than $100 thousand and less than $250 thousand that were previously individually reviewed for impairment,
- Whether the loans between $100 thousand and $250 thousand that were previously individually reviewed for impairment will continue to be reviewed individually; and
- The financial statement impact to your provision for loan losses and related allowance for loan losses as a result of this change.

17.   Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your accounting policy for charging-off uncollectable financing receivables by portfolio segment pursuant to ASC 310-10-50-11B(b).

18.   Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your accounting policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15(b).

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 113

19.   In future filings, please delete the word "sufficiently" from the statement in the second paragraph that your disclosure controls are procedures are effective.

Internal Control Over Financial Reporting, page 113

20.   Tell us whether there were any changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include the disclosure required by Item 308(c) of Regulation S-K in future filings.

Hancock Holding Company

Definitive Proxy Statement on Schedule 14A

Certain Transactions and Relationships, page 20

21.   Please confirm that by "other persons" in the representations included in this section, you mean "other persons not related to" Hancock. Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Summary Compensation Table, page 22

22.   Please tell us why you have not included in the Bonus column the cash bonus amounts disclosed on page 16.

23.   Please provide a breakdown of the compensation that is included in the All Other Compensation column. We note that the items listed in note 4 to the table do not reflect all compensation disclosed in this column.

Principal Accounting Fees, page 37

24.   In future filings, please include disclosure under the caption "Tax Fees". Refer to Item 14(3) of Form 10-K.

Whitney Holding Corporation

Form 10-K for Fiscal Year ended December 31, 2010

Note 2. Summary of Significant Accounting Policies and Recent Announcements

Loans, page 77

25.   We note your response to comment 34 from our letter dated February 22, 2011 and your
        enhanced disclosures on page 78. Please tell us and revise your future filings beginning
        with your Form 10-Q for the period ended March 31, 2011 to address the following:

        •   Clarify when you would use an "as is" value, "upon completion" value or an "upon
            stabilization" value to support the valuation of the collateral clearly distinguishing
            between performing and non-performing (impaired) loans. Please also disclose the
            type of adjustments made to appraisals differentiated between each of your
            disposition strategies;
        •   We note that you currently disclose the factors you consider that may impact the
            value of the collateral when an updated appraisal has not been received. Please
            provide an enhanced discussion of your process and specific procedures performed
            for estimating the collateral value as of each quarter end between receipts of updated
            appraisals for collateral dependent loans, including any discount factors applied or
            adjustments made based on passage of time since the last appraisal.

Note 8. Credit Risk Management, Allowance for Loan Losses and Reserve for Losses on
Unfunded Credit Commitments and Credit Quality Indicators, page 85

26.   Please revise your future filings beginning with your Form 10-Q for the period ended
        March 31, 2011 to include in your table on page 89 the amount of interest income
        recognized on your loans individually evaluated for possible impairment loss in
        accordance with ASC 310-10-50-15(c)(2). Please also provide us with your proposed
        disclosure as of December 31, 2010.

27.   We note your qualitative disclosures regarding your internal risk rating system on page
        90. In your future filings beginning with your Form 10-Q for the period ended March 31,
        2011, please revise your table to further disaggregate your classified loans to present
        separately your substandard, doubtful, and loss loans by class of financing receivables
        and related amounts. Please also provide us with your proposed disclosure as of
        December 31, 2010.

28.   Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your accounting policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15(b).

        In responding to our comments on the Exchange Act filings, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

                                Sincerely,

                                Michael Clampitt
                                Senior Attorney

cc.   (facsimile only)
            Nicholas G. Demmo
            Wachtell, Lipton, Rosen & Katz
            (212) 403-2381